Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
Investor and Media Contact:
Michelle Edwards, Investor Relations
OXiGENE, Inc.
medwards@OXiGENE.com
650-635-7006
James Panek, President
VaxGen, Inc.
jpanek@vaxgen.com
650-624-2368
OXIGENE TO ACQUIRE VAXGEN IN A
STOCK-FOR-STOCK MERGER
Acquisition to Add Approximately $33 Million in Cash
to OXiGENE’s Balance Sheet
Conference Call Today at 9:00 AM Eastern
SOUTH SAN FRANCISCO — OCTOBER 15, 2009 — OXiGENE, Inc. (NASDAQ: OXGN, XSSE: OXGN), a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases, and VaxGen, Inc. [OTCBB:VXGN], a biopharmaceutical company, announced today that they have entered into a definitive merger agreement pursuant to which OXiGENE will acquire VaxGen in exchange for common stock of OXiGENE. Upon closing of the transaction, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.
At the closing of the transaction, OXiGENE will issue approximately 15.6 million shares of common stock in exchange for all outstanding shares of VaxGen’s common stock. The number of shares issued at closing will be subject to adjustment if VaxGen’s net cash, as of a date shortly before the closing, as agreed by both parties, less certain expenses and liabilities, is greater or less than approximately $33.2 million. Based upon the shares of common stock of OXiGENE and VaxGen currently outstanding and assuming net cash at closing equals the target net cash, the stockholders of VaxGen would receive approximately 0.4719 shares of common stock of OXiGENE for each share of VaxGen common stock.  VaxGen currently estimates that its net cash at closing may be below the target amount of net cash, depending on the timing of the closing and the amount of VaxGen expenses.

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In addition to the initial shares issued to VaxGen stockholders, OXiGENE will also place approximately 8.5 million shares of its common stock in escrow to be released to VaxGen stockholders contingent upon the occurrence of certain events over the two-year period following the closing. These events relate primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco, and to the potential award of a procurement contract to Emergent BioSolutions (NYSE:EBS) by the U.S. Government for which VaxGen is eligible to receive milestone and royalty payments in connection with Emergent BioSolutions’ May 2008 acquisition of VaxGen’s recombinant protective antigen (rPA) anthrax vaccine product candidate and related technology.
Immediately after the closing, VaxGen stockholders prior to the merger are expected to own approximately 20% of the outstanding shares of the combined company and OXiGENE stockholders are expected to own approximately 80%. If all of the contingent shares are released, OXiGENE anticipates having approximately 87 million shares outstanding. Under these circumstances, VaxGen stockholders prior to the merger would be expected to own approximately 28% percent of the outstanding shares of the combined company and the current OXiGENE stockholders would be expected to own approximately 72% percent, assuming no further issuances of stock by OXiGENE.
“OXiGENE’s mission is to develop new and improved therapeutics based on our vascular disrupting agent (VDA) technology that has the potential to deliver significant medical benefits to patients with cancer and sight-threatening eye diseases and conditions. We believe these programs will be significantly strengthened by the addition of approximately $33 million of cash,” said Peter Langecker, M.D., Ph.D., OXiGENE’s interim Chief Executive Officer. “This transaction represents a timely and efficient strategy to strengthen our cash position and fund operations into 2011. In addition to the benefit of an immediate infusion of significant cash which strengthens our ability to fund our clinical development programs, we believe that there is potential upside in this transaction in the form of milestones and royalties should the rPA anthrax vaccine be selected for government stockpiling. We want to welcome our prospective new stockholders and board members and look forward to their support and sharing our progress with them.”
“We believe that this merger transaction with OXiGENE represents an excellent strategy to maximize the value of VaxGen’s remaining tangible and intangible assets and to provide our stockholders with the opportunity to participate in OXiGENE’s potential success as a leader in the development of promising new agents for cancer and eye diseases,” said James Panek, President of VaxGen.
The merger agreement has been approved unanimously by the boards of directors of both OXiGENE and VaxGen. The merger is subject to customary closing conditions, including approval by both OXiGENE’s and VaxGen’s stockholders. As of June 30, 2009, VaxGen’s unaudited cash, cash equivalents and marketable securities balance was approximately $36 million and its liabilities and contractual obligations consisted primarily of costs and expenses of its outstanding leases related to its former biopharmaceutical manufacturing operations located in South San Francisco, CA.

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Upon the closing, two members of VaxGen’s board of directors will be appointed to OXiGENE’s board of directors: Lori F. Rafield, Ph.D., a consultant to the biotechnology industry, and Franklin M. Berger, a former biotechnology analyst.
The transaction is expected to be completed in the first quarter of 2010. OXiGENE is receiving a fairness opinion in this transaction from Houlihan Lokey, and VaxGen is receiving a fairness opinion from Aquilo Partners.
Details of the Proposed Stock-for Stock Transaction
Upon closing of the transaction, based upon the anticipated net cash balance of VaxGen at closing and the current number of OXiGENE’s common shares outstanding, OXiGENE will issue approximately 15.6 million shares of newly issued common stock, subject to adjustment as set forth in the merger agreement, in exchange for all of VaxGen’s outstanding common stock. All of VaxGen’s outstanding stock options will be canceled immediately prior to the closing and all of VaxGen’s outstanding warrants, to the extent not terminated prior to the closing, will be assumed by OXiGENE. OXiGENE will also place an additional approximately 8.5 million shares of newly issued common stock in escrow to be issued contingent upon certain occurrences over the two-year period following the closing.
Of the 8.5 million shares placed in escrow, approximately 2.7 million shares relate primarily to the potential settlement of VaxGen’s lease facility obligation. If the outstanding lease obligation and related costs are reduced either before the closing or during the two-year period following the closing, OXiGENE will release additional shares from escrow to the VaxGen stockholders depending on the amount of the lease settlement arrangements.
The remaining 5.8 million shares to be held in escrow will be released to VaxGen’s stockholders in the event that VaxGen (as a subsidiary of OXiGENE), within two years following the closing of the transaction, becomes entitled to receive a $3 million milestone payment from Emergent BioSolutions in connection with the award of a procurement contract to Emergent by the United States government for supply of rPA anthrax vaccine. In the event this milestone is achieved, OXiGENE will release from escrow approximately 1.9 million shares, plus additional shares based on the size of the contract awarded to Emergent. OXiGENE will be entitled to receive additional milestone payments based on net sales as well as royalties from sales of rPA anthrax vaccine for a period of 12 years from commercial sale, with no obligation to issue additional shares to VaxGen stockholders. If the award of the procurement contract is announced prior to the closing, VaxGen will receive credit for the $3 million milestone payment in calculating net cash at closing, and OXiGENE will issue to VaxGen stockholders at the closing additional shares based on the size of the contract awarded to Emergent.
In connection with the Merger Agreement, VaxGen entered into voting agreements with OXiGENE and certain executive officers, directors and stockholders of OXiGENE, and

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OXiGENE entered into voting agreements with VaxGen and certain executive officers and directors of VaxGen pursuant to which these parties agreed to vote in favor of the adoption of the merger agreement and against approval of any proposal opposing or in competition with the consummation of the Merger.
Conference Call Today
Members of OXiGENE’s and VaxGen’s management teams will discuss the VaxGen merger transaction and provide a corporate update via a webcast and conference call today at 9:00 a.m. EDT (6:00 a.m. PDT). To listen to a live or an archived version of the audio webcast, please log on to the OXiGENE’s website, www.oxigene.com. Under the “Investors” tab, select the link to “Events and Presentations.” You may also listen to an archived version of the audio webcast by logging onto VaxGen’s website at www.vaxgen.com. The conference call can also be heard live by dialing 800-946-0719 in the United States and Canada, and 719-325-2258 for international callers, five minutes prior to the beginning of the call.
A replay will be available starting at 11:00 a.m. EDT, (8:00 a.m. PDT) on October 15, 2009 and ending at midnight EDT (9:00 p.m. PDT) on October 29. To access the replay, please dial 888-203-1112 if calling form the United States or Canada, or 719-457-0820 from international locations. Please refer to replay passcode 7768134.
About OXiGENE
OXiGENE is a clinical-stage biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The company’s major focus is developing vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment. OXiGENE is dedicated to leveraging its intellectual property and therapeutic development expertise to bring life-extending and life-enhancing medicines to patients.
About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. The facility is contained within leased premises. For more information, please visit the company’s web site at http://www.vaxgen.com.
Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about OXiGENE and VaxGen. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the OXiGENE and VaxGen stockholders, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations

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and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “potential”, “could,” “can,” “believe,” “intends,” “continue,” “plans,” “expects,” “estimates” or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to OXiGENE and VaxGen that could cause actual results to differ materially from those expressed in such forward-looking statements include general business and economic conditions; the failure of the VaxGen or OXiGENE stockholders to approve the transaction or the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; OXiGENE’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals; and the uncertainty regarding achieving market acceptance of any products for which OXiGENE succeeds in gaining regulatory approvals. Additional factors that could cause OXiGENE’s and VaxGen’s results to differ materially from those described in the forward-looking statements can be found in OXiGENE’s and VaxGen’s most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC’s web site at www.sec.gov and which discussions also are incorporated herein by reference. The information set forth herein speaks only as of the date hereof, and OXiGENE and VaxGen disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.
Important Additional Information Will Be Filed with the SEC
This press release may be deemed to be solicitation material regarding the proposed merger of VaxGen and OXiGENE. In connection with the proposed merger, OXiGENE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of OXiGENE and VaxGen and other relevant materials in connection with the proposed transactions and each of OXiGENE and VaxGen intend to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be mailed to the stockholders of OXiGENE and VaxGen. INVESTORS AND SECURITY HOLDERS OF OXIGENE AND VAXGEN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OXIGENE, VAXGEN AND THE PROPOSED TRANSACTION.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may

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obtain free copies of the documents filed with the SEC by OXiGENE by directing a written request to OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080, Attention: Investor Relations and by VaxGen by directing a written request to VaxGen, Inc., 379 Oyster Point Boulevard, Suite 10, South San Francisco, CA 94080, Attention: Investor Relations.
OXiGENE, VaxGen and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of OXiGENE and VaxGen in connection with the proposed merger. Information about the executive officers and directors of OXiGENE and their ownership of OXiGENE common stock is set forth in OXiGENE’s annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 30, 2009 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009. Information regarding VaxGen’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 18, 2009 and the proxy statement for VaxGen’s 2008 annual meeting of stockholders, filed with the SEC on November 10, 2008. Certain directors and executive officers of VaxGen may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the OXiGENE or VaxGen participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of OXiGENE, VaxGen and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available
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